

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Jennifer L. Hamann
Executive Vice President and Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

      Re: Union Pacific Corporation
          Registration Statement on Form S-4
          Filed February 10, 2021
          File No. 333-252948

Dear Ms. Hamann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Walter L. Draney